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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          OFFICIAL PAYMENTS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   676235 10 4
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                                 (CUSIP Number)

                                Mark W. Yonkman
                       Comerica Tower at Detroit Center
                         500 Woodward Avenue, MC 3391
                            Detroit, Michigan 48226
                                (313)-222-3432

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits. Should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
CUSIP No. 676235 10 4
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         Comerica Incorporated
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)(a) [_] (b) [_]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)
         WC

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
         Delaware

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                                    7        SOLE VOTING POWER
                                             12,000,000
         NUMBER OF
         SHARES
                                    --------------------------------------------
         BENEFICIALLY               8        SHARED VOTING POWER
         OWNED BY                            0
         EACH
         REPORTING
                                    --------------------------------------------
         PERSON                     9        SOLE DISPOSITIVE POWER
         WITH                                12,000,000

                                    --------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
                                             0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,000,000

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.6%

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14       TYPE OF REPORTING PERSON (See Instructions)
         HC

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ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Official Payments Corporation, a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at Three Landmark Square, Stanford, CT 06901.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The person filing this statement is Comerica Incorporated, a Delaware corporation (the "Reporting Person").

         (b) The address of the Reporting Person's principal business and principal office is Comerica Tower at Detroit Center, 500 Woodward Avenue, MC 3391, Detroit, Michigan 48226.

         (c) The principal business of the Reporting Person is that of financial holding company.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were acquired by direct purchase from the Reporting Person's wholly-owned subsidiary. The full amount of funds used in making the purchase came from working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person, the ultimate parent entity of Imperial Bank, purchased from Imperial all of Imperial's shares of Official Payments Corporation, as part of a structural realignment of the non-banking ownership interests held within the financial holding company (i.e. Comerica Incorporated).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 15, 2001, the Corporation has 21,978,115 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 12,000,000 shares of Common Stock, or 54.6% of the outstanding Common stock.


         (b) The Reporting Person has the sole power to vote, or to direct the vote of, 12,000,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 12,000,000 shares of Common Stock.
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                                                                     Page 4 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person and the Corporation are parties to a Registration Rights Agreement which gives the Reporting Person the right to demand, on four occasions, that the Corporation register any shares of Common Stock that the Reporting Person owns. In addition, under the agreement, if the Corporation proposes to register any of its securities, the Reporting Person is entitled to include its shares in the registration. These rights are contigent upon the Reporting Person retaining a majority of the Registrable Securities, as defined in the Registered Rights Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: March 28, 2001

                                              Comerica Incorporated



                                              By: /s/ Mark W. Yonkman
                                                 -------------------------------
                                                 Name: Mark W. Yonkman
                                                 Title: First Vice President